UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 5)

Pinnacle Data Systems, Inc.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

723454 10 4 (CUSIP Number)

December 31, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 723454 10 4

1.	Name of Reporting Person John D. Bair
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 1,202,702 shares *6. Shared Voting Power 8,000 shares 7. Sole Dispositive Power 1,202,702 shares 8. Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,210,702 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares N/A
11.	Percent of Class Represented by Amount in Row (9) 20%
12.	Type of Reporting Person (See Instructions) IN

*	Includes 8,000 shares owned by Mr. Bair’s spouse.

Item 1	(a)	Name of Issuer:

Pinnacle Data Systems, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

6600 Port Road Groveport, Ohio 43125

Item 2	(a)	Name of Person Filing:

John D. Bair

Item 2	(b)	Address of Principal Office or, if none, Residence:

6600 Port Road Groveport, Ohio 43125

Item 2	(c)	Citizenship:

United States

Item 2	(d)	Title of class Securities:

Common Shares, without par value

Item 2	(e)	CUSIP Number:

723454 10 4

Item 3.	Not Applicable.

Item 4.	Ownership:

The information contained in rows 5 through 9, inclusive, and row 11 of the cover page and the footnote thereto are incorporated herein by reference.

Item 5.	Ownership of Five Percent of Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 10, 2006	/s/ John D. Bair
John D. Bair

5